EXHIBIT 3.1(c)

CERTIFICATE OF ELIMINATION

OF THE

SPECIAL VOTING PREFERRED STOCK

OF

ROYAL GOLD, INC.

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

Royal Gold, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.	Pursuant to the provisions of Section 103 and Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Restated Certificate of Incorporation of the Corporation (as such may be amended, modified or restated from time to time, the “Restated Certificate of Incorporation’), the Board of Directors of the Corporation (the “Board of Directors”) by resolution duly adopted, authorized the issuance of one share of Special Voting Preferred Stock ( “The Special Voting Stock”) and established the voting powers, designations, preferences and relative participating and other rights, and the qualifications, limitations or restrictions thereof, and, on February 19, 2016 filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences and Rights with respect to The Special Voting Stock.
2.	Pursuant to a Plan of Arrangement, dated February 22, 2010, between the Corporation and International Royalty Corporation (“IRC”), IRC shareholders received cash, common stock of the Corporation and/or exchangeable shares of RG Exchangeco. Inc, a wholly owned Canadian subsidiary (“Canco”) of the Corporation (the “Exchangeable Shares”). The Exchangeable Shares were redeemable and exchangeable on a one-for-one basis for common shares of the Corporation.
3.	Each holder of an Exchangeable Share had the ability to cast votes at all stockholder meetings of the Corporation by submitting voting instructions to the holder of The Special Voting Stock.
4.	Pursuant to the terms of the Plan of Arrangement, at such time as no Exchangeable Shares are outstanding, The Special Voting Stock shall be cancelled automatically.
5.	As of the date hereof, no Exchangeable Shares are outstanding.
6.	The Board of Directors has adopted the following resolutions, and such resolutions have not been amended or modified and remain in full force and effect as of the date hereof:

NOW, THEREFORE, BE IT RESOLVED, that no shares of The Special Voting Stock of the Corporation shall be issued and outstanding after 5:00 p.m. New York time on March 6, 2023;

RESOLVED FURTHER, that no shares of The Special Voting Stock of the Corporation shall be issued pursuant to the Certificate of Designations, Preferences and

Rights of The Special Voting Preferred Stock of the Corporation, after 5:00 p.m. New York time on March 6, 2023; and

RESOLVED FURTHER, that the proper officers, or any one or more of them, or their designees are authorized to execute and file with the Secretary of State of the State of Delaware a certificate or any other applications, notices or other documents, in order to eliminate the Certificate of Designations, Preferences and Rights of The Special Voting Preferred Stock of the Corporation from the Certificate of Incorporation of the Corporation.

7.	Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, all matters set forth in Certificate of Designations, Preferences and Rights with respect to The Special Voting Preferred Stock are hereby eliminated from the Corporation’s Restated Certificate of Incorporation, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be duly executed by an authorized officer on March 6, 2023.

ROYAL GOLD, INC.

By:	/s/ Laura B. Gill
Name:	Laura B. Gill
Title:	Vice President, Corporate Secretary and Chief Compliance Officer